Exhibit 8.1

LIST OF SIGNIFICANT SUBSIDIARIES AND VIES

Subsidiaries	Place of Incorporation
Cheetah Information Technology Company Limited	Hong Kong
Cheetah Technology Corporation Limited	Hong Kong
Hongkong Zoom Interactive Network Marketing Technology Limited	Hong Kong
Multicloud Limited	Hong Kong
Japan Kingsoft Inc.	Japan
Cheetah Mobile Singapore Pte. Ltd.	Singapore
Beijing Kingsoft Internet Security Software Co., Ltd.	People’s Republic of China
Conew Network Technology (Beijing) Co., Ltd.	People’s Republic of China
Beijing Kingsoft Cheetah Technology Co., Ltd.	People’s Republic of China
Zhuhai Baoqu Technology Co., Ltd.	People’s Republic of China
Jingdezhen Jibao Information Service Co., Ltd.	People’s Republic of China
Variable Interest Entities
Beijing Cheetah Network Technology Co., Ltd.	People’s Republic of China
Beijing Conew Technology Development Co., Ltd.	People’s Republic of China
Beijing Cheetah Mobile Technology Co., Ltd.	People’s Republic of China